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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Avanex Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

05348W109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.
(a)	Name of Issuer Avanex Corporation (“Avanex”)
(b)	Address of Issuer’s Principal Executive Offices 40919 Encyclopedia Circle Fremont, California 94538

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

This Schedule 13G is filed on behalf of Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear (the “Reporting Persons”).

Kings Road Investments Ltd.

c/o Polygon Investment Partners LP

399 Park Avenue

22nd Floor

New York, New York 10022

Citizenship: Cayman Islands, British West Indies

Polygon Global Opportunities Master Fund

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd.

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Limited

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LP

399 Park Avenue

22nd Floor

New York, New York 10022

Citizenship: Delaware

Polygon Investment Partners HK Limited

Unit 1501- 1502,15/F Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Citizenship: Hong Kong

Polygon Investment Partners GP, LLC

c/o Polygon Investment Partners LP

399 Park Avenue

22nd Floor

New York, New York 10022

Citizenship: Delaware

Reade E. Griffith

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United States

Alexander E. Jackson

c/o Polygon Investment Partners LP

399 Park Avenue

22nd Floor

New York, New York 10022

Citizenship: United States

Patrick G. G. Dear

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

	(d)	Title of Class of Securities Common stock, par value $.001 per share, of Avanex (“Common Stock”).
	(e)	CUSIP Number 05348W109.

Item 3.	Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, the Reporting Persons may be collectively deemed to be the beneficial owner of less than 5% of Common Stock and are no longer required to file a Schedule 13G with respect to Common Stock.  This Schedule 13G is being filed in fulfillment of the Reporting Persons’ obligations under Section 13G of the Act and the rules promulgated thereunder.

(b) Percent of class: Less than 5%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
No change since previous filing.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2008	KINGS ROAD INVESTMENTS LTD.

By Polygon Investment Partners LLP, its investment
manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment
manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENT PARTNERS HK LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: January 23, 2008		/s/ Reade E. Griffith
Reade E. Griffith

Date: January 23, 2008		/s/ Alexander E. Jackson
Alexander E. Jackson

Date: January 23, 2008		/s/ Patrick G. G. Dear
Patrick G. G. Dear